UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No.__)
                    Under the Securities Exchange Act of 1934

                          Financial Systems Group, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par valur $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64116H 10 9
                                  -------------
                                 (CUSIP Number)

                               Corey S. Ribotsky
                             The N.I.R. Group, LLC
                            1044 Northern Boulevard
                                   Suite 302
                             Roslyn, New York 11576
                                 (516) 739-7110

                                with a copy to:

                            Gerald J. Guarcini, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 864-8625
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    Source of Funds

     OO
_____________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              8,786,367
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            68,084,737
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           8,786,367
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                68,084,737
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,871,104
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     82.04%
_______________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Offshore, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    Source of Funds

     OO
_____________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              27,649,185
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            47,221,919
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           29,649,185
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                47,221,919
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,871,104
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     82.04%
_______________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Qualified Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    Source of Funds

     OO
_____________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              29,649,185
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            47,221,919
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           29,649,185
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                47,221,919
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,871,104
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     82.04%
_______________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    Source of Funds

     OO
_____________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              8,786,367
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            68,084,737
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           8,786,367
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                68,084,737
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,871,104
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     82.04%
_______________________________________________________________________________
12   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

Item 1.  Security and Issuer.

The securities that are the subject of this statement are Common Stock, par value $.001 per share, of Financial Systems Group, Inc., formerly known as NetStaff, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1400 Old Country Road, Suite 206, Westbury, N.Y. 11590.

Item 2.   Identity and Background.

This statement is filed on behalf of the following entities (collectively, the "Reporting Persons"):

(a) AJW Partners, LLC, a Delaware limited liability company, is a private investment fund having its principal office at 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576.

(b) AJW Offshore, Ltd., a Cayman Islands entity, is a private investment fund having its principal office at P.O. Box 32021 SMB, Grand Cayman, Cayman Island, B.W.I.

(c) AJW Qualified Partners, LLC, a New York limited liability company, is a private investment fund having its principal office at 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576.

(d) New Millennium Capital Partners II, LLC, a New York limited liability company, is a private investment fund having its principal office at 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576.

During the last five years, no Reporting Person has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by the Reporting Persons through the enforcement by the Reporting Persons of their rights under certain guaranty and pledge agreements executed by certain shareholders of the Issuer in connection with an investment by the Reporting Persons in the Issuer which was consummated on or about May 17, 2002.

Item 4.   Purpose of Transaction.

The acquisition of the securities resulted from the enforcement of the Reporting Persons' rights under certain guaranty and pledge agreements executed in connection with an investment by the Reporting Persons in the Issuer which was consummated on or about May 17, 2002.

Depending on market conditions, general economic conditions, and other factors that each may deem significant to its respective investment decisions, the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire. The Reporting Persons may pursue one or more of the following actions: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change to the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by an person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted; (i) the Common Stock or any other class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above, although the Reporting Persons presently have no definitive plans, proposals or intention which relate to or would result in any of the foregoing actions.

Item 5.   Interest in Securities of the Issuer.

(a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 5 of this statement are incorporated herein by reference. The Reporting Persons own an aggregate of 76,871,104 shares of Common Stock, representing 82.04% of the Issuer's outstanding Common Stock, based upon 93,700,000 shares outstanding as reported by the Issuer in its proxy statement dated June 28, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated October 29, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2004

                         AJW PARTNERS, LLC
                         By: SMS Group, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW OFFSHORE, LTD.
                         By:  First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW QUALIFIED PARTNERS, LLC
                         By: AJW Manager, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC
                         By: First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager

                             JOINT FILING AGREEMENT

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: October 29, 2004

                         AJW PARTNERS, LLC
                         By: SMS Group, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW OFFSHORE, LTD.
                         By:  First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         AJW QUALIFIED PARTNERS, LLC
                         By: AJW Manager, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager


                         NEW MILLENNIUM CAPITAL PARTNERS II, LLC
                         By: First Street Manager II, LLC

                         By: /s/ Corey S. Ribotsky
                                -------------------------
                                 Corey S. Ribotsky, Manager